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                              December 30, 2020

       Oleg Nodelman
       Chief Executive Officer and Chairman
       Panacea Acquisition Corp
       357 Tehama Street, Floor 3
       San Francisco, CA 94103

                                                        Re: Panacea Acquisition
Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed December 18,
2020
                                                            File No. 333-250036

       Dear Mr. Nodelman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-4 Filed December 18, 2020

       Summary of Proxy Statement/Prospectus
       Conditions to Closing, page 16

   1. We note the revisions you made on pages 16-17, 252 and 254 in response to comment 2 describing that closing
conditions are waivable by the party for whose benefit such
                                                        condition exists to the
extent permitted by law. However, we still do not believe it is clear to investors which
specific conditions are subject to waiver. Please revise to specifically identify which closing
conditions can or cannot be waived.
 Oleg Nodelman
FirstName LastNameOleg
Panacea Acquisition Corp Nodelman
Comapany30,
December  NamePanacea
              2020      Acquisition Corp
December
Page 2    30, 2020 Page 2
FirstName LastName
The Merger
Summary of Panacea Financial Analysis, page 236

2. Please expand your disclosure to identify the pre-business combination fair market value of Nuvation Bio as determined by the Panacea board of directors and describe the basis for such valuation.
       You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Gregg A. Noel